BNY MELLON INVESTMENT ADVISER, INC.

240 Greenwich Street

New York, New York 10286

February 19, 2025

BNY Mellon Investment Funds V, Inc.

240 Greenwich Street

New York, New York 10286

Re: Expense Limitation Agreement - BNY Mellon Developed Markets Real Estate Securities Fund

To Whom It May Concern:

Effective February 28, 2025, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Developed Markets Real Estate Securities Fund (the "fund"), a series of BNY Mellon Investment Funds V, Inc. (the "Company") as follows:

The fund's investment adviser, BNYM Investment Adviser, has contractually agreed, until February 28, 2026, to waive receipt of its fees and/or assume the direct expenses of the fund so that the direct expenses of none of the fund's share classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest expense, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed 1.05%. On or after February 28, 2026, BNYM Investment Adviser may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the fund, upon the approval of the Board of Directors of the fund and BNYM Investment Adviser, to lower the net amounts shown and may only be terminated prior to February 28, 2026 in the event of termination of the Management Agreement between BNYM Investment Adviser and the Company with respect to the fund.

BNY MELLON INVESTMENT ADVISER, INC. By: /s/ James Windels James Windels Vice President and Director

Accepted and Agreed To:

BNY MELLON INVESTMENT FUNDS V, INC.

On behalf of BNY Mellon Developed Markets Real Estate Securities Fund

By: /s/ Amanda Quinn

Amanda Quinn

Assistant Secretary